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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           MORTON INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MORTON INTERNATIONAL, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    619335102
                      (Cusip Number of Class of Securities)

                              Raymond P. Buschmann
                        Vice President for Legal Affairs,
                          General Counsel and Secretary
                           Morton International, Inc.
                            100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
                                 (312) 807-2000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

                                Eric S. Robinson
                               Andrew J. Nussbaum
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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      This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Morton International, Inc., an Indiana corporation (the "Company"), filed with the Securities and Exchange Commission on February 5, 1999, as amended (the "Schedule 14D-9"), with respect to the tender offer made by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.) ("Purchaser"), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Rohm and Haas" or "Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of Common Stock, par value $1.00 per share, of the Company (the "Shares") and the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1, dated as of January 31, 1999, at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1999, as amended, of Purchaser and Rohm and Haas and in the related Letter of Transmittal.


ITEM 3.  IDENTITY AND BACKGROUND

      Item 3(b)(i) of the Schedule 14D-9 is hereby amended and supplemented as follows:

      The information set forth in the Paragraph of Item 3(b)(i) titled "Conditions to the Offer" is hereby restated in its entirety as set forth below in order to conform to the executed copy of the Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas, Purchaser and the Company (the "Merger Agreement"):

      "Conditions to the Offer. Notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or, not prior to April 2, 1999 (subject to extension by Purchaser to not later than April 17, 1999 if Parent reasonably believes that the HSR Condition will be satisfied and the EU Approval will be obtained by such date (the "Final Expiration Date")), terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of shares of Company Common Stock which, together with any Shares owned by Parent or Purchaser, constitutes at least a majority of the voting power (determined on a fully-diluted basis), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or on a merger shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or


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after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred and continues to exist:

            (a) there shall have been instituted and pending any suit, action, investigation or proceeding brought by any governmental authority before any federal or state court or any order or preliminary or permanent injunction shall have been entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, or any other action shall have been taken, or statute, rule, regulation, legislation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which would reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting or making materially more costly the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser or any of its affiliates, the consummation of the Merger or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries or Parent, Purchaser or any of Parent's affiliates of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and any of its subsidiaries, taken as a whole, or compelling Parent, Purchaser or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and any of its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming material limitations on the ability of Parent, Purchaser or any of Parent's affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including but not limited to the right to vote any Shares acquired or owned by Parent or Purchaser or any of its affiliates on all matters properly presented to the shareholders of the Company, including but not limited to the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or
      (iv) requiring divestiture by Parent or Purchaser or any of their affiliates of any Shares, except, in the case of clauses (i) through (iv), where such events are consistent with or result from Parent's and the Company's obligations under Section 6.9 of the Merger Agreement ("Further Action; Reasonable Best Efforts");

            (b) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to Material Adverse Effect shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination (other than to the extent such representations and warranties are made as of a

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      specified date, in which case, such representations and warranties shall not be so true and correct as of such date);

            (c) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

            (d) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of the Company; or

            (e) (i) any waiting periods under the HSR Act shall not have expired or been terminated and the EU Approval shall not have been received, in each case to the extent applicable to the purchase of Shares pursuant to the Offer; and (ii) any applicable waiting periods applicable to the purchase of Shares pursuant to the Offer under any laws or regulations of any foreign jurisdiction in which either the Company or Parent (directly or through subsidiaries, in each case) has material assets or conducts material operations, shall not have expired or been terminated, or any regulatory approval applicable to the purchase of Shares pursuant to the Offer shall not have been obtained, other than such failures to obtain, expire, terminate or receive as would not have a material adverse effect on Parent or the Company which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Purchaser or any of its affiliates but subject to the terms of the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

      The foregoing conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time."


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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

      Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

      On February 18, 1999, Rohm and Haas filed a Notification and Report Form with respect to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on March 5, 1999, unless earlier terminated or extended.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented to reflect a different filing from which Exhibit 1 to the Schedule 14D-9 is incorporated by reference into the Schedule 14D-9, as set forth below:

     EXHIBIT
     NUMBER                             DESCRIPTION
------------------ ------------------------------------------------------------

        1 Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas Company, Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.) and Morton International, Inc. (incorporated by reference to Exhibit
                   (c)(1) to the Tender Offer Statement on Schedule 14D-1, dated February 5, 1999, as amended by Amendment No. 1 thereto, dated February 11, 1999, filed by Rohm and Haas Company and Morton Acquisition Corp. relating to the Common Stock of Morton International, Inc.)

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    MORTON INTERNATIONAL, INC.

                                    By: /s/ Raymond P. Buschmann
                                      Name: Raymond P. Buschmann
                                      Title: Vice President, General Counsel
                                             and Secretary

Dated: February 18, 1999



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                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER                             DESCRIPTION
------------------ ------------------------------------------------------------

        1 Agreement and Plan of Merger, dated as of January 31, 1999, among Rohm and Haas Company, Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.) and Morton International, Inc. (incorporated by reference to Exhibit
                   (c)(1) to the Tender Offer Statement on Schedule 14D-1, dated February 5, 1999, as amended by Amendment No. 1 thereto, dated February 11, 1999, filed by Rohm and Haas Company and Morton Acquisition Corp. relating to the Common Stock of Morton International, Inc.)



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